Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Noble Energy, Inc.
Commission File No. 001-07964
Date: July 31, 2020

The following are excerpts from a transcript of a conference call conducted by Chevron Corporation regarding its second quarter 2020 earnings held on July 31, 2020. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition by Chevron Corporation of Noble Energy, Inc.

Presentation:

Pierre Breber (Chevron Corporation - VP & CFO) – Slide 15
Turning to the next slide. Last week, we announced we had reached an agreement to acquire Noble Energy. As the necessary regulatory and approval steps progress, we've also launched our integration planning efforts. Representatives from both companies are meeting today to kick off the planning discussion, and we look forward to integrating Noble's complementary assets, people and capabilities into Chevron. Looking ahead, we anticipate a straightforward and fast integration. Our internal transformation efforts should help us efficiently integrate the new organization and achieve our synergy targets.

Q&A:
Jason Gammel (Jefferies LLC)
Second question is for Jay. Jay, this is the first time we've been able to speak with you since the Noble acquisition was announced. I was hoping you might be able to give us your view of the quality and fit of those assets into the Chevron portfolio. And specifically I’m interested in the Permian acreage and your view on the East Med and the potential for future expansion.

Jay Johnson (Chevron Corporation - EVP of Upstream)
Yes. Thank you. Jason. We're obviously excited to have these assets join our portfolio. I think they're a really nice set of assets, and they have an excellent fit with us. In the case of the Eastern Med and the DJ Basin, we see 2 new operations that fit quite well into our capabilities. We've worked for many years in the Middle East, and this is a nice addition to our current portfolio. In Colorado, we're excited to have an entry into the DJ that has such long running room and good returns. In the Permian, it's a nice add-on to our existing Permian operations in the Delaware Basin and about 90,000 acres coming into our portfolio. So, we see good synergies there. And then there are other assets in the Noble portfolio that will be nice assets to have. We'll continue to start evaluating their performance. And just on balance, I'm happy with what's coming into the portfolio. I think it's going to be a really good fit, and there's a lot of good people in the Noble organization as well. We're looking forward to bringing them into the family.

Neil Mehta (Goldman Sachs)
The first question I had is around cash flow breakeven. In the past, Pierre, you've talked about cash flow after CapEx breakeven after 40 at 50, the dividend and at 60, the buyback. Just how do you think about that math there now? There are a lot of moving pieces, particularly with downstream, and there's a lot of flexibility on the CapEx side. But any math you can help us with to think about your Brent breakevens would be helpful for aligning the models?

Pierre Breber (Chevron Corporation - VP & CFO)
Well, Neil, I mean, you're exactly right. …

We've been ahead of others. We started our asset sales and signed asset sales last year. And you saw those close this quarter, generating cash. And again, we started our restructuring well before COVID, and we're on plan - we have that work on track. And of course, we signed an agreement to acquire Noble Energy last week. So, all our actions are designed consistent with our financial priorities. …

Jay Johnson (Chevron Corporation - EVP of Upstream)
Just to build on that a little bit, Pierre. One of the things I really like about the assets as well coming from Noble is that they also have great capital flexibility. So, it fits our strategy quite well. And about 75% of the proved reserves have already been developed. So, the big capital is largely in the past, and now we're looking at the run opportunities for these assets.

This transcript has been edited by Chevron Corporation.   It is generally consistent with the original conference call transcript.

The following is a slide from a presentation held during a conference call conducted by Chevron Corporation regarding its second quarter 2020 earnings held on July 31, 2020.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Noble Energy, Inc. (“Noble Energy”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for our products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company's ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company's joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company's control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company's future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of the company's 2019 Annual Report on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy  After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy . This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy ’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy ’s website at http://investors.nblenergy.com.

Chevron and Noble Energy  and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.